(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	April 24, 2015

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Aberdeen Street Trust (the trust):
Fidelity Freedom Index Income Fund
Fidelity Freedom Index 2005 Fund
Fidelity Freedom Index 2010 Fund
Fidelity Freedom Index 2015 Fund
Fidelity Freedom Index 2020 Fund
Fidelity Freedom Index 2025 Fund
Fidelity Freedom Index 2030 Fund
Fidelity Freedom Index 2035 Fund
Fidelity Freedom Index 2040 Fund
Fidelity Freedom Index 2045 Fund
Fidelity Freedom Index 2050 Fund
Fidelity Freedom Index 2055 Fund
Fidelity Freedom Index 2060 Fund (the funds)
File Nos. 033-43529 and 811-06440
Post-Effective Amendment No. 69

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 69 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Class W for each fund.

This filing contains the Prospectus and Statement of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of June 23, 2015. We request your comments by May 26, 2015.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group